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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                               Amendment No. 8 to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                    TELE2 AB
                                (Name of Issuer)

                CLASS B ORDINARY SHARES, NOMINAL VALUE SEK5 EACH
                         (Title of Class of Securities)

                               -----------------

                     64108R10 (American Depositary Shares)
                                 (Cusip Number)

                                   Marc Beuls
                      Millicom International Cellular S.A.
                               75 Route de Longwy
                                L-8080 Bertrange
                           Grand-Duchy of Luxembourg
                            Tel.: 011 352 27 759 101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                December 5, 2002
            (Date of Event which Requires Filing of this Statement)

                               -----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [_]

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


                                  SCHEDULE 13D

--------------------------------                -------------------------------
CUSIP No. 64108R10 (American                             Page 2 of 4 Pages
Depositary Shares)
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Millicom International Cellular S.A.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

       OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Grand-Duchy of Luxembourg
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                                   7      SOLE VOTING POWER

                                          10,172,543 Class B Shares
                               ------------------------------------------------
      NUMBER OF SHARES             8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                  0
                               ------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER

                                          10,172,543 Class B Shares
                               ------------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,172,543 Class B Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.09 % Class B Shares
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  14   TYPE OF REPORTING PERSON*

       CO
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                               *SEE INSTRUCTIONS


                                  Page 2 of 4
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     Millicom International Cellular S.A. ("Millicom"), hereby amends and supplements its Report on Schedule 13D, originally filed on October 2, 2000, as amended by Amendment No. 1 on November 14, 2001, Amendment No. 2 on November 30, 2001, Amendment No. 3 on April 3, 2002, Amendment No. 4 on July 15, 2002, Amendment No. 5 on September 26, 2002, Amendment No. 6 on October 3, 2002 and Amendment No. 7 on October 29, 2002(the "Schedule 13D"), with respect to the Class B ordinary shares (the "Class B Shares" or the "Shares"), in each case nominal value of SEK5 per share, of Tele2 AB, formerly known as NetCom AB ("Tele 2"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 8 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Millicom. It refers only to information that has materially changed since the filing of the
Schedule 13D.

   Item 5. Interest in Securities of Tele2.

     The first paragraph of Item 5(a) of the Schedule 13D is amended and restated as follows:

     Millicom has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns through its wholly owned subsidiaries Millicom International Operations B.V. ("MIO B.V."), Millicom
Telecommunications S.A. and Brotherton, 10,172,543 Class B Shares, representing approximately 8.09 % of the Class B Shares, or 6.90 % of all outstanding Shares.

     Item 5(b) of the Schedule 13D is amended and restated as follows:

     (b) Millicom has the power to vote and to dispose of 10,172,543 Class B Shares through its wholly owned subsidiaries MIO B.V., Millicom Telecommunications S.A. and Brotherton. Mr. Ledin, and Mr. Jarnheimer all have sole power to vote and to dispose of the Shares they beneficially own. Kinnevik and Invik have the power, directly or indirectly, to vote and dispose of the Class B Shares they beneficially own.

     Item 5(c) of the Schedule 13D is hereby supplemented as follows:

     Millicom Telecommunications S.A. has effected the following transaction in the Class B Shares during the past 60 days. The transaction was privately negotiated.

           Date Sold              Number of Shares Sold         Price Per Share
           ---------              ---------------------         ---------------
       November 11, 2002                  47,800                   195.52 SEK

       November 12, 2002                 300,000                   198.94 SEK

       November 13, 2002                 150,000                   200.90 SEK

       November 15, 2002                 273,968                   202.00 SEK

       November 20, 2002                 691,346                   221.00 SEK

       November 29, 2002                  91,118                   220.32 SEK

        December 3, 2002                  19,700                   235.34 SEK

        December 5, 2002                  12,500                   235.00 SEK


                                  Page 3 of 4
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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 2002

                                       MILLICOM INTERNATIONAL CELLULAR S.A.


                                       By:  /s/    Marc Beuls
                                            ------------------------------------
                                            Name:  Marc Beuls
                                            Title: President and Chief Executive
                                                   Officer